FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


BIACORE ANNOUNCES UPDATE ON STRATEGIC BUSINESS REVIEW -
STREAMLINED ORGANIZATION SET TO CAPTURE GROWTH OPPORTUNITIES IN PROTEIN INTERACTION ANALYSIS

Uppsala, Sweden, October 4, 2004.

Biacore International AB (Biacore) today announces an update on the Strategic Business Review that was started following the Company's 2nd Quarter results, which were released in July.

The proposed actions in the Strategic Business Review have been presented to the Board of Directors. In accordance with Swedish labour laws (1), final decisions will be made after negotiations with the trade unions. The Board of Directors has therefore instructed Erik Wallden, President and CEO, to carry out such negotiations.

The key conclusions from the Strategic Business Review are as follows:

* The review has identified a number of growth opportunities for Biacore's business based on the ability to provide unique real-time data on protein interactions, a key area of life science research. The most commercially interesting applications for Biacore's instruments include antibody characterization, interaction proteomics, lead optimization, and bio-therapeutic development and production.
* The review has concluded that Biacore's sales processes and culture need to undergo significant change to ensure that the Company is optimally positioned to capture these growth opportunities. A number of steps have already been taken to achieve this, the most important being the recent appointment of Mr Jerry Williamson as President of Biacore, Inc. Future planned actions include a realignment of our sales and applications teams and the recruitment of additional experienced sales personnel.
* Biacore's investment in R&D is crucial to its future success. However, present levels of spending are too high. As a result, it is proposed to reduce the company's R&D personnel from 95 to 65. It is estimated that if implemented this, and a reduction in the use of external consultants, will lead to annual savings of SEK 55 million in Biacore's cash spending on R&D. A re-assessment of the Company's array technology has also taken place. In order to secure the optimal positioning and long-term market penetration for this novel technology, a staged launch strategy has now been adopted. This, and a reduction in the product's medium-term sales projections has resulted in a SEK 44 million write-down in the value of this asset. This write-down will be taken in 3rd Quarter 2004.
* The Business Review has highlighted the need for Biacore to improve its operating efficiency and has included proposals to reduce the Company's overall administration expenditure. To assist in achieving this goal, the Strategic Business Review proposes that the Company's headquarters facility in Neuchatel, Switzerland, is closed and functions re-located to Uppsala, Sweden, by the middle of 2005. The proposal to close the Neuchatel facility was approved by the Board of Directors.
* In total, when all of the actions proposed in the Strategic Business Review have been decided and implemented, they will result in Biacore's headcount globally being reduced by approximately 80 people from its current workforce of 345. This will lead to one-off costs of approximately SEK 80 million including the array technology write-down. Excluding this write-down, the one-off costs will be charged to the Income Statement in 4th Quarter 2004. These actions are expected to lead to potential net annualised savings of approximately SEK 90 million. These savings will start in the final quarter of 2004, however most of them are expected to be realized gradually during the course of 2005.

Erik Wallden, President and CEO of Biacore, commenting on today's announcement said, "The aggressive cost cutting plans that we have outlined are necessary to return Biacore to profitability in 2005 and to enable us to capture the growth opportunities that clearly exist for our current range of instruments. I am confident that we can utilize the re-focused strengths of the Biacore organization to deliver the earnings growth that our shareholders expect, based on the opportunities which exist for protein interactions analyses in life science research and pharmaceutical and biotherapeutic development."

Background

In July 2004, in conjunction with the release of its 2nd Quarter results, Biacore announced that the Board had asked the senior management team under the direction of the Company's new President and CEO, Mr Erik Wallden, to undertake a strategic review of its business. The Board tasked the management team to look at a number of areas of Biacore's business including:

* The Company's top-line growth and its profitability, both of which were considered unacceptable.
* The Company's R&D, where it was felt that the level of spending was too high relative to current sales, and
* The Company's administrative costs, in an effort to ensure that all of Biacore's resources were used as efficiently as possible.

Biacore's Growth Opportunities

A key element of the Strategic Business Review was to confirm the Board's view that Biacore was operating in markets, which provided the Company with the potential to deliver an attractive level of top-line growth.

The top-down and the bottom-up market analyses undertaken by the senior management team have confirmed that Biacore does indeed have significant potential for growth. These analyses show:

* That the global annual market for Biacore's SPR technology is in excess of USD 500 million, leaving the Company considerable scope for growth.
* Biacore's instruments have applications in a number of the most attractive areas of the life science research market such as antibody characterization, interaction proteomics, lead optimization and bio-therapeutic development and production, many of which are projected by external industry analysts, including Frost & Sullivan, to have growth rates in excess of 10% per annum for a number of years.

Based on these analyses, Biacore's management is confident of the growth potential of the current business and intends to focus its future marketing efforts on protein interaction applications where it believes the Company's technology is able to deliver significant benefits to a broad range of customers based on the key applications outlined above.

Optimizing Biacore's Sales Capabilities

The Strategic Business Review has highlighted a number of key issues with Biacore's sales organization that will be addressed over the next several months. These include:

* A commercially driven sales management team has been identified as crucial to Biacore's return to profitable growth. Mr Jerry Williamson who has recently joined the Company as the new President of Biacore, Inc. will be a key member of this team.
* A realignment of the overall sales force structure. These proposed changes will lead to a shift in the ratio of sales to applications personnel, as well as a reduction in the administrative sales support. Once implemented, these changes will provide the Company with more direct sales calls, at lower cost, leading to significant efficiencies.
* The planned recruitment of additional sales representatives with experience in selling to pharmaceutical and biotechnology companies. These new recruits will improve the Company's ability to sell its instruments to customers where the ability to manage a multi-level sales process is required.
* Finally, in order to drive a major change in the overall Biacore culture, the Company's plans to include all employees in a sales training program during the course of 2005.

Biacore expects that these changes will have a positive impact on the Company's sales growth. In Europe, where the Company's new sales management team has already implemented a number of these changes, revenues are now growing at an attractive rate.

Streamlining Biacore's R&D

In the last several years, Biacore's R&D has delivered a number of new platform products to the market. This has led to Biacore's investment in R&D rising significantly in cash terms, largely as a result of the development of the Company's new array technology. With this technology about to be commercialized, Biacore's R&D spending was due to decline naturally. A significant part of this decline in spending would have come from a reduction in the use of external consultants. However, even with this anticipated decline, the Strategic Business Review has identified that the level of R&D costs is too high in relation to Biacore's revenues. As a result, the Company proposes to streamline its R&D structure with the number of people being employed in R&D being reduced from 95 to 65. The Company plans to carefully carry out this proposed restructuring in a way that Biacore retains all of the core skills that it needs to develop its products in-house. If these proposals to streamline R&D are actioned, they will result in a one-off cost of SEK 10 million to be taken in 4th Quarter 2004, and, in conjunction with a reduction in the use of external consultants, are expected to lead to annualised savings of SEK 55 million in cash R&D expenses.

In conjunction with these changes, Biacore also plans to refocus its R&D activities to both expand its market reach and its overall competitiveness. The areas that R&D will now focus on are:

* The initial commercialization of the new array technology, which is still on track to take place in 4th Quarter 2004. The array technology will strengthen the Company's offering to pharmaceutical and biotechnology companies, as well as major academic centers focused on proteomics.
* The development of new software and other support tools that are designed to make Biacore's current systems easier to use for all its key customer groups. This improved "ease of use" will reduce the amount of applications support needed for the sale of each system.
* New applications packages focused on the areas outlined earlier. These new packages are crucial to ensuring Biacore maintains its competitive position in these high-growth areas of the protein interactions market.

The review of R&D also entailed an analysis of the commercial potential of the Company's array technology. Biacore's re-assessment of the target applications for this product has led it to adopt a new approach to its commercialization. Over the next twelve months, the roll-out of this exciting new technology will be handled by a special commercialization team centered on Biacore's R&D organisation and supported by Business Development personnel. This team structure is designed to ensure that both the technical and economic benefits of this novel approach to protein interaction analysis are clearly communicated, initially, to a small number of academic research centers and pharmaceutical companies. These first "high level" customers will help the Company to develop a broad range of application protocols for this new system before it is launched to a wider customer base through Biacore's entire sales team. Biacore is confident that by adopting this approach it will achieve better long-term market penetration for the array technology than would have occurred with the previously planned launch strategy.

In addition, the Business Review has led to a re-assessment of the medium-term sales potential for the array system. This is due to changed consensus growth estimates for a number of important life science research markets, including certain elements of the proteomics market, and the recognition that some of the applications that Biacore had envisaged for the array technology will take longer than previously thought to realize. Taken together, these changes have led the Company to reduce the value of the capitalized R&D that is currently held as an asset on the Company's balance sheet. This will lead to a write-down of SEK 44 million that will be taken in the Company's 3rd Quarter results.

Managing Our Administration Costs

The final area covered by the Business Review was the Company's overall spending on administration.

As a result, it has been proposed that to achieve the efficiencies in Biacore's administrative structure it closes the Company's Headquarters in Neuchatel in Switzerland. The Neuchatel Headquarters were established in 2002 when Biacore was forecast to continue to grow rapidly. Based on these projections of growth, the facility was expected to yield significant financial benefits for the Company's shareholders.

The recent much slower than anticipated development of Biacore's sales has led to the decision to close this facility. It is believed that this decision is supported by the important operational benefits and administrative cost savings that can be achieved. The closure of the Neuchatel facility is expected to take place in mid 2005.

The one-off costs of streamlining the Company's central administration will be approximately SEK 15 million.

The Financial Impact of Today's Update

In combination, all of the proposed actions arising from the Strategic Business Review are designed to move the Company back to profitability as quickly as possible while at the same time positioning it to deliver an attractive revenue growth.

The proposed actions, when implemented, are expected to lead to a total reduction in the Company's workforce by approximately 80 people from its current level of 345, with all areas of Biacore's business being impacted. This streamlining is designed to ensure that all of the key functions of Biacore's business are operating as efficiently as possible.

In aggregate, the proposed actions should lead to one-off costs of approximately SEK 80 million, including the SEK 44 million write-down of the array technology. Excluding this write-down, the one-off costs will be charged to the Income Statement in 4th Quarter 2004. These actions are expected to lead to net annualised costs savings of approximately SEK 90 million. These savings will start to be seen in 4th Quarter 2004, however most of them are expected to be realized gradually during the course of 2005.

Conclusion

The proposals contained in the Strategic Business Review are designed to:

* Bring a more commercial focus to the whole Biacore organization,
* Develop a more capable and efficient global sales capability,
* Realign the Company's R&D spending with its current revenue base,
* Ensure the successful commercialization of the Company's new array technology which over time Biacore still believes will be a major source of sales, and
* Reduce the Company's cost base to a level which will allow a return to overall profitability as quickly as possible.

Commenting on today's announcement Mr Lars-Goran Andren, Biacore's Chairman said, "I would like to thank Erik and his team for undertaking this far-reaching review in such a short period of time. Although our planned actions are obviously painful, they are necessary in order to restore Biacore to profitability. Looking ahead, I am confident that the inherent strengths of the Biacore organization, in conjunction with its enhanced commercial focus will allow us to deliver the sales growth that our market analyses show we should achieve."

About Biacore

Biacore is a global supplier of analytical systems that improve the productivity of research and development in the life science and pharmaceutical markets. The company's instruments generate unique data on protein interactions, an area of increasing focus in these markets. The data give insights into protein functionality, the role of proteins in normal and diseased states, and the influence of potential drug candidates.

Use of Biacore's products is well documented in key areas such as antibody characterization, proteomics, lead optimization and bio-therapeutic development and production. Customers include world renown life science research centers, all of the leading global pharmaceutical companies, and a large number of companies in the emerging biotechnology sector.

Biacore is successfully expanding into the food analysis market, providing key manufacturers with ready-to-use solutions for the determination of food quality and safety.

The company offers a range of products to meet specific customer needs. All instruments utilize Surface Plasmon Resonance (SPR) technology as the basis for detection and monitoring of protein interactions.

Biacore has its own direct sales capability in the world's key markets, United States, Europe, Japan, Australia and a distribution network in Asia-Pacific. The company was created in 1984, is based in Uppsala, Sweden, and is listed on the Stockholm Stock Exchange (SSE:BCOR).

Further information on Biacore can be found on the web: www.biacore.com.

(1) The Swedish Employment (Co-determination in the Workplace) Act stipulates, in short, that before an employer decides on, among other things, an important change in the business, negotiations shall be carried out with the trade unions.


BIACORE SIGNS FIRST COMMERCIAL DEAL FOR ITS NEW SPR ARRAY TECHNOLOGY -
LEADING JAPANESE PROTEOMICS INSTITUTE BACKS EXCITING NEW TECHNOLOGY FOR LEADING PROTEOMICS INITIATIVE

Uppsala, Sweden, October 20, 2004.

Biacore International AB (Biacore) announced today that it has signed its first commercial deal for its new SPR (Surface Plasmon Resonance) array technology with The Biological Information Research Center (BIRC) of The National Institute of Advanced Industrial Science and Technology (AIST), a leading Japanese Life Science Research Center specialized in proteomics. The deal with BIRC-AIST signals the start of the first stage of the commercialization of Biacore's array technology. The terms of the agreement with BIRC-AIST were not disclosed.

Biacore's new array technology aims to improve the speed with which detailed protein interaction information can be generated by enabling the parallel analysis of bio-molecules of interest against panels of proteins. This initial commercial contract with BIRC-AIST is envisaged to be the first of a number of deals with major pharmaceutical companies and world-leading life science research institutes. This first set of commercial agreements is designed to optimize further the range of applications that the technology can be used for, particularly in the field of interaction proteomics. The initial commercialization phase of the array technology will be managed by a specialist product development team within Biacore that includes key R&D and business development personnel.

"We are pleased to be working with Biacore KK, a reliable and respected company in Japan. We feel that the incorporation of this new array platform into our research initiatives will generate high-quality protein interaction information that will make a valuable contribution to our program of screening cDNA expression libraries," commented Dr Nomura, the Deputy Director of the Biological Information Research Center, at AIST, Tokyo.

Erik Wallden, Biacore's President and CEO said: "today's announcement is a significant step forwards in Biacore's objective to reinforce its product offering. Biacore's ability to deliver its new SPR array technology on time reflects the high level of skill and commitment of our R&D organization. The controlled roll-out of this technology with a small number of key customers will allow us to develop and optimize the technology's use in key target applications in interaction proteomics and post-HTS small molecule characterization. We expect that over time this new technology will become a major new tool across a broad range of life science research applications."

About SPR Array Technology

Biacore's SPR array technology has been designed and developed for use in a broad range of applications in proteomics, antibody characterization and many areas within drug discovery including hit validation, compound library screening, lead optimization and pre-clinical studies.

Biacore's array technology rapidly monitors protein interactions (thousands of interactions per day) to generate high quality kinetic, affinity and selectivity of binding information.

Biacore's new SPR array technology enables the parallel real-time analysis of protein interactions combining increased throughput, with the sensitivity needed to handle small molecule analysis. The array technology brings a new dimension to the study of protein interactions by using parallel analysis to generate crucial information on the behavior and interactions of a wide range of proteins grouped into panels or other configurations. The system also includes new software tools that have been optimized for array applications and are designed to handle large data volumes.

About Biacore

Biacore is a global supplier of analytical systems that improve the productivity of research and development in the life science, pharmaceutical and diagnostic markets. The company's instruments generate unique data on protein interactions, an area of increasing focus in these markets. These data give insights into protein functionality, the role of proteins in normal and diseased states, and the influence of potential drug candidates.

Use of Biacore's products is well documented in key areas such as antibody characterization, proteomics, lead optimization and bio-therapeutic development and production. Customers include leading life science research centers, all of the leading global pharmaceutical companies, and a large number of companies in the emerging biotechnology sector.

Biacore is successfully expanding into the food analysis market, providing key manufacturers with ready-to-use solutions for the determination of food quality and safety.

The company offers a range of products to meet specific customer needs. All instruments utilize SPR technology as the basis for detection and monitoring of protein interactions.

Biacore has its own direct sales capability in the world's key markets, United States, Europe, Japan, Australia and a distribution network in Asia-Pacific. The company was created in 1984 and is listed on the Stockholm Stock Exchange (SSE:BCOR).

Further information on Biacore can be found on the web: www.biacore.com.


INTERIM REPORT JANUARY - SEPTEMBER 2004

* Biacore's sales in the third quarter 2004 amounted to SEK 134.6 million (105.7), an increase of 27%, mainly as a result of strong sales in Europe. For the first nine months of 2004, sales declined by 5% to SEK 337.2 million (354.7).
* Operating income was hit by one-off costs of approximately SEK 58 million related to the array technology write-down and to senior personnel departures including Ulf Jonsson, Biacore's former President and CEO.
* The net loss in the third quarter amounted to SEK 25.1 million (-45.5). For the nine-month period January-September 2004, the net loss was SEK 24.7 million (-11.1).
* The loss per share in the third quarter amounted to SEK 2.57 (-4.67). For the first nine months 2004, the loss per share was SEK 2.53 (-1.14).
* Strategic roll-out of the array technology confirmed following conclusion of the deal in October 2004 with AIST, a major Japanese research institute focused on proteomics.
* The fourth quarter income is expected to be reduced by one-off costs of approximately SEK 36 million related to actions from the Strategic Business Review, announced on October 4. The one-off costs in the third and fourth quarters are expected to lead to net savings in operating costs of approximately SEK 90 million per annum.
* The outlook for the full-year 2004 is dominated by the one-off costs of approximately SEK 94 million, associated with the significant changes that are being made to the organization. As a result of these costs, Biacore expects to record a loss in 2004. Sales are likely to be lower than in 2003. Previously, Biacore had forecast that it did not expect sales and earnings per share for the full-year 2004 to reach the levels achieved in 2003.

                             January - September     July - September
                              2004   2003 Change    2004   2003 Change

Sales, SEK million           337.2  354.7   -5%    134.6  105.7  +27%
Operating loss, SEK million  -19.4  -25.2          -19.8  -57.6
Operating margin, %           -5.8   -7.1          -14.7  -54.5
Loss after financial items,
SEK million                  -16.6  -15.6          -19.2  -56.1
Net loss, SEK million        -24.7  -11.1          -25.1  -45.5
Loss per share, SEK          -2.53  -1.14          -2.57  -4.67

Erik Wallden, President and CEO of Biacore, commenting on today's results said "I am encouraged by the sales development in this quarter and in particular what we have achieved in Europe. The changes made to our European sales structure and processes, over twelve months ago, are now clearly starting to deliver. Asia-Pacific showed good growth in the third quarter with signs of recovery in Japan. These positives, along with the commercial introduction of our new SPR array technology, give me confidence that we can turn Biacore around next year."

Operational Review

Amounts stated in this report relate to the Biacore Group, unless otherwise indicated. Figures in parentheses refer to the corresponding period in 2003.

Sales

Biacore's third quarter showed an encouraging sales trend with overall revenues up 27% to SEK 134.6 million. The pattern of sales development varied considerably across the key markets in which the Company operates. In Europe, the changes that were made to the region's sales structures and processes, starting over twelve months ago, are now clearly having a positive impact. In the U.S., some of the weaknesses that have been identified as part of the Strategic Business Review were again evident with sales declining for the second quarter in a row. Revenues in the Asia-Pacific region increased in the quarter due to a strong performance outside Japan. The reorganization and de-centralization of academic research in Japan has continued to delay sales. Excluding the impact of exchange rates, total Group sales for the first nine months of 2004 increased by 3%.

Sales were divided geographically as follows:

              January-September     July-September
SEK million   2004   2003 Change  2004  2003 Change

Americas     133.7  159.2  -16%   45.7  52.8  -13%
Europe       134.3   93.3   44%   52.3  22.6  131%
Asia-Pacific  69.2  102.2  -32%   36.6  30.3   21%

The potential for Biacore's business to recover was clearly seen in Europe, where sales increased by 131% to SEK 52.3 million in the third quarter 2004. This strong performance was due to a positive funding environment in terms of both academic and industrial customers and improvements that have been made in the sales organization and processes. Each of these major customer groups contributed equally to sales during the period. Good sales were seen in a number of countries including Denmark, where a number of systems where sold to academic customers.

In the U.S., the funding environment is still weaker than had been anticipated, and as a result third quarter sales declined by 13% to SEK 45.7 million. Declines were seen both from pharmaceutical and academic customers. However, the biotech sector was stronger based on the slightly improved funding situation.

Sales in Asia-Pacific outside Japan were extremely strong with the food sector making an important contribution. This led to an overall 21% sales increase in this region. There are signs in Japan that the funding environment is stabilizing, and Biacore is more confident of seeing an improving sales trend in this key market over the next six months. However, the disruption that has been seen this year as a result of changes to the funding of academic research continued to adversely impact Biacore's sales in Japan in the third quarter. The industrial market continues to be a relatively small part of Biacore's business in Japan.

Turning to the sales of Biacore's key systems, some very positive developments were seen. Biacore(r)3000 sales were up strongly during the period due to good sales to academic customers, as well as increased sales to industrial customers in Europe. Sales of this system in combination with the GxP package were seen to European companies that are focused on meeting the regulatory requirements from the FDA either in terms of product development or production. Sales of Biacore(r)S51 were also higher in both the U.S. and Europe in the third quarter, reflecting the improved sales approach to selling this system to key pharmaceutical customers. More customer-generated data highlighting the benefits of this product in the area of lead optimization have also been a positive factor, and as more data becomes available it augurs well for the medium term sales of this product. Sales of Biacore(r)Q to the food industry were also strong during the third quarter.

Financial Performance

The gross margin during the first nine months of 2004 was 76% (80).

Total costs for marketing, administration and research and development increased by 61% in the third quarter of 2004 to SEK 124.4 million (77.1). This significant increase was due to the SPR array write-down announced at the time of the Strategic Business Review and higher administration costs due to changes in senior management.

R&D costs in the third quarter amounted to SEK 57.0 million (18.9). This much higher level was due to the SEK 44.6 million array technology write-down of costs previously capitalized. During the first nine months of 2004, Biacore's R&D costs amounted to SEK 93.1 million (56.7). SEK 45.3 million (32.5) of development expenses, largely related to the development of the new array system, were capitalized in the same period.

In the third quarter of 2004, Biacore incurred an operating loss of SEK 19.8 million (-57.6), entirely due to one-off costs outlined earlier. These included a SEK 44.6 million write-down of the balance sheet value of the capitalized R&D relating to the new array technology and SEK 13 million in severance costs relating to senior management changes. The loss recorded in the third quarter 2003 was due to the write-down associated with the Company moving out of the cell-based assay market.

Operating currency differences during the third quarter amounted to SEK 0.2 million (-2.0). Financial items in the first nine months of 2004 include a write-down of long-term investments of SEK 0.6 million. The first nine months of 2003 included SEK 4.0 million in income from long-term investments.

Biacore incurred a net loss in the third quarter of 2004 of SEK 25.1 million (-45.5), giving a loss per share of SEK 2.57 (-4.67). For the first nine months of 2004, the net loss, after taxes of SEK 8.0 million, caused by the geographical distribution of earnings, amounted to SEK 24.7 million (-11.1). The loss per share in the first nine months of 2004 was SEK 2.53 (-1.14).

Capital Expenditures

During the first nine months of 2004, Biacore's capital expenditures totaled SEK 7.1 million (11.6).

Personnel

At the end of September 2004, Biacore had 347 (343) permanent employees.

Strategic Business Review

On October 4, 2004, Biacore announced the planned changes to the Company which resulted from the senior management's Strategic Business Review. The key changes put forward are focused on improving the Company's sales structure and processes as well as a commercial refocusing of Biacore's R&D organization.

As part of these changes, Biacore has announced the promotion of two key individuals who will play an important role in ensuring that the changes resulting from the Strategic Business Review return Biacore to profitable growth as quickly as possible. The two individuals concerned are:

* Paul James, who has become Senior Vice President of Commercial Operations. In this new position, Paul will be responsible for all of Biacore's sales, product management and marketing activities globally. This new structure is designed to ensure that best sales practices are adopted across the whole organization globally. In addition, Paul's new position is designed to maximize the sales support that Biacore's marketing activities can provide across all of the Company's key customers in academia, and in the pharmaceutical, biotech and food industries. Paul was previously responsible for Biacore's European sales operations. Before joining Biacore, Paul worked for Packard Biosciences in the U.S. for four years in a variety of marketing positions.

* Anders Falt, who has been appointed Senior Vice President of Technology Operations. In this new position, Anders will be responsible for Biacore's R&D, Product Supply, Project Management and Quality Assurance. The grouping of all of these functions under Anders will allow Biacore to seamlessly manage the aspects of its product development and supply to ensure that new products are brought to market in a timely and cost effective manner. Prior to this promotion, Anders was Vice President and Head of R&D and has worked for Biacore for over ten years.

With these additions to the senior management team, Biacore is in a strong position to deliver the key goals of the recent Strategic Business Review, namely returning Biacore to profitability as quickly as possible and creating a sales organization that will allow the Company to increase sales at an attractive rate.

The New Array System

Biacore has started the strategic roll-out of its new array technology with the Company's first commercial deal with The National Institute of Advanced Industrial Science and Technology (AIST) in Japan.

This initial commercial contract with AIST is envisaged to be the first of a number of deals with major pharmaceutical companies and world-leading life science research institutes. This first set of commercial agreements is designed to optimize further the range of applications that the technology can be used for, particularly in the field of interaction proteomics. The initial commercialization phase of the array technology will be managed by a specialist product development team within Biacore that includes key R&D and business development personnel.

Nominations Committee

Until the annual general meeting of shareholders in 2005, the nominations committee consists of Lars-Goran Andren, chairman of the board; Inger Brattne, Pfizer; Stefan Roos, Handelsbanken Fonder and Thomas Ehlin, Nordeas fonder.

ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Statement No. 20 (RR20) Interim Financial Reporting. In 2004, the Council's Statement No. 29 (RR29) Employee Benefits, which includes a new method for calculating provisions for pensions, became effective. As of January 1, 2004, this standard reduced shareholders' equity by SEK 4.8 million. Net income for the first nine months of 2004 was only marginally affected by the new standard.

QUARTERLY SALES VARIATIONS

Biacore's total sales during the period 2001-2003 were split between quarters as follows:

Quarter 1  23%    Quarter 3  22%
Quarter 2  25%    Quarter 4  30%

Outlook for the Full-Year 2004

The outlook for the full-year 2004 is dominated by the one-off costs of approximately SEK 94 million, associated with the significant changes that are being made to the organization. As a result of these costs, Biacore expects to record a loss in 2004. Sales are likely to be lower than in 2003. Previously, Biacore had forecast that it did not expect sales and earnings per share for the full-year 2004 to reach the levels achieved in 2003.

Neuchatel, Switzerland, October 21, 2004

Biacore International AB (publ)

Erik Wallden
President and CEO

Review Report

We have carried out a review of this interim report in accordance with the recommendation issued by FAR (the Institute for the Accountancy Profession in Sweden). A review is significantly limited in comparison with an audit.

Nothing has come to our attention which would cause us to believe that the interim report does not meet the requirements of the (Swedish) Securities Exchange and Annual Accounts Acts.

Stockholm, October 21, 2004

PricewaterhouseCoopers AB

Sten Hakansson
Authorized Public Accountant

Financial Information

Biacore plans to release its year-end report for 2004 on February 17, 2005.

Biacore is a global supplier of analytical systems that improve the productivity of research and development in the life science and pharmaceutical markets. The company's instruments generate unique data on protein interactions, an area of increasing focus in these markets. The data give insights into protein functionality, the role of proteins in normal and diseased states, and the influence of potential drug candidates.

Use of Biacore products is well-documented in key areas such as antibody characterization, proteomics, lead optimization and bio-therapeutic development and production. Customers include world renown life science research centers, all of the leading global pharmaceutical companies and a large number of companies in the emerging biotechnology sector.

Biacore is successfully expanding into the food analysis market, providing key manufacturers with ready-to-use solutions for the determination of food quality and safety.

The company offers a range of products to meet specific customer needs. All instruments utilize Surface Plasmon Resonance (SPR) technology as the basis for detection and monitoring of protein interactions.

Biacore has its own direct sales capability in the world's key markets, United States, Europe, Japan, Australia and a distribution network in Asia-Pacific. The company was created in 1984, is based in Uppsala, Sweden, and is listed on the Stockholm Stock Exchange www.stockholmsborsen.se (SSE:BCOR).

This report contains certain forward-looking statements which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Accordingly, investors and shareholders are urged not to place undue reliance on these statements.

Biacore International AB (publ)
Company registration number: 556534-5211

Head office
Biacore International SA, Puits-Godet 12, CH-2000 Neuchatel, Switzerland Phone +41 32 720 9000

info(at)biacore.com
www.biacore.com

Biacore Consolidated Income Statements
                                                                            Full
                                     January-September    July-September    year
SEK million                          2004   2003 Change  2004   2003 Change 2003

Sales                               337.2  354.7  -5%   134.6  105.7  27%  515.5
Cost of sales                       -81.9  -71.5  15%   -29.0  -18.4  58%  -94.0
Marketing                          -125.6 -120.2   4%   -42.8  -38.5  11% -165.4
Administration                      -52.9  -53.9  -2%   -24.6  -19.7  25%  -71.1
Research and development            -93.1  -56.7  64%   -57.0  -18.9 202%  -78.6
Other income and expenses            -0.1   -9.9            -   -2.1       -14.4
Amortization of goodwill             -3.0   -3.0         -1.0   -1.0        -4.0
Items affecting comparability           -  -64.7            -  -64.7       -58.5
Operating income (loss)             -19.4  -25.2 -23%   -19.8  -57.6 -66%   29.5
Financial items, net                  2.8    9.6          0.6    1.5        11.9
Income (loss) after financial items -16.6  -15.6   6%   -19.2  -56.1 -66%   41.4
Income taxes                         -8.0    4.4         -5.7   10.6         2.9
Minority interest                    -0.1    0.1         -0.2      -           -
Net income (loss)                   -24.7  -11.1        -25.1  -45.5        44.3

Basic earnings (loss) per share,
SEK                                 -2.53  -1.14        -2.57  -4.67        4.55
Diluted earnings (loss) per share,
SEK                                 -2.53  -1.14        -2.57  -4.67        4.53
No. of shares, average, diluted,
thousands                           9,750  9,750        9,750  9,750       9,787

Net income (loss)                   -24.7  -11.1        -25.1  -45.5        44.3
Stock options issued                    -    0.5            -      -         1.1
Change in accounting principles,
RR29 Employee Benefits               -4.8      -            -      -           -
Dividend                            -29.3  -29.3            -      -       -29.3
Currency translation differences      0.3  -19.2         -6.0   -3.4       -20.6
Change in shareholders' equity      -58.5  -59.1        -31.1  -48.9        -4.5

Quarterly Income Statements

                                    3Q     2Q     1Q     4Q     3Q     2Q     1Q
SEK million                       2004   2004   2004   2003   2003   2003   2003

Sales                            134.6  107.3   95.3  160.8  105.7  142.5  106.5
Cost of sales                    -29.0  -28.6  -24.3  -22.5  -18.4  -28.8  -24.3
Marketing                        -42.8  -44.9  -37.9  -45.2  -38.5  -43.1  -38.6
Administration                   -24.6  -15.4  -12.9  -17.2  -19.7  -18.8  -15.4
Research and development         -57.0  -17.1  -19.0  -21.9  -18.9  -19.3  -18.5
Other income and expenses            -   -1.7    1.6   -4.5   -2.1   -3.2   -4.6
Amortization of goodwill          -1.0   -1.0   -1.0   -1.0   -1.0   -1.0   -1.0
Items affecting comparability        -      -      -    6.2  -64.7      -      -
Operating income (loss)          -19.8   -1.4    1.8   54.7  -57.6   28.3    4.1
Financial items, net               0.6    0.7    1.5    2.3    1.5    3.2    4.9
Income (loss) after financial
items                            -19.2   -0.7    3.3   57.0  -56.1   31.5    9.0
Income taxes                      -5.7   -1.5   -0.8   -1.5   10.6   -4.6   -1.6
Minority interest                 -0.2      -    0.1   -0.1      -      -    0.1
Net income (loss)                -25.1   -2.2    2.6   55.4  -45.5   26.9    7.5

Basic earnings (loss) per
share, SEK                       -2.57  -0.23   0.27   5.69  -4.67   2.76   0.77
Diluted earnings (loss) per
share, SEK                       -2.57  -0.23   0.27   5.67  -4.67   2.75   0.77
No. of shares, average, diluted,
thousands                        9,750  9,750  9,772  9,767  9,750  9,773  9,770

Sales by region

                     Jan.-Sept.     3Q     2Q     1Q     4Q     3Q     2Q     1Q
SEK million         2004   2003   2004   2004   2004   2003   2003   2003   2003

Americas           133.7  159.2   45.7   40.0   48.0   69.4   52.8   65.2   41.2
Europe             134.3   93.3   52.3   47.7   34.3   43.2   22.6   39.8   30.9
Asia-Pacific        69.2  102.2   36.6   19.6   13.0   48.2   30.3   37.5   34.4
                   337.2  354.7  134.6  107.3   95.3  160.8  105.7  142.5  106.5

Biacore Consolidated Balance Sheets

                                                  September 30     Dec. 31
SEK million                                        2004   2003        2003

Intangible assets                                  63.1   59.0        70.0
Property, plant and equipment                     105.9  111.6       111.9
Long-term investments                               0.4    1.0         1.0
Other long-term assets                             23.2   26.9        23.8
Other current assets                              234.7  227.2       260.2
Liquid funds                                      341.9  345.8       352.5
Total assets                                      769.2  771.5       819.4

Shareholders' equity                              571.7  575.6       630.2
Minority interest                                   0.9    0.7         0.8
Provisions                                         88.5   84.3        80.6
Liabilities                                       108.1  110.9       107.8
Total shareholders' equity and liabilities        769.2  771.5       819.4

Financial structure

Operating capital                                 270.7  254.0       306.0
Long-term investments                               0.4    1.0         1.0
Net interest-bearing assets                       290.9  307.1       312.3
Net payable and deferred income tax asset          10.6   14.2        11.7
Minority interest                                  -0.9   -0.7        -0.8
Shareholders' equity                              571.7  575.6       630.2

Biacore Consolidated Statements of Cash Flows

                                             January-September   Full year
SEK million                                        2004   2003        2003

Net income                                        -24.7  -11.1        44.3
Less: Depreciation and amortization                27.9   24.1        31.8
Less: Write-downs, reversal of write-downs,
gains and losses                                   36.6   47.0        44.7
Change in working capital                          31.5   13.8       -19.2
Other                                               0.1  -11.7       -14.9
Cash flows from operating activities               71.4   62.1        86.7

Purchase of intangible assets                     -45.4  -37.3       -50.1
Purchase of property, plant and equipment          -7.1  -11.6       -16.4
Sales of property, plant and equipment              0.5      -           -
Sales of long-term investments                        -   11.0        11.0
Cash flows from investing activities              -52.0  -37.9       -55.5

Repayment of loan                                  -0.7   -0.7        -1.0
Dividend                                          -29.3  -29.3       -29.3
Cash flows from financing activities              -30.0  -30.0       -30.3
Net change in liquid funds                        -10.6   -5.8         0.9

Key figures

Operating margin                                  -5.8%  -7.1%        5.7%
Return on operating capital                       -9.0% -11.6%        9.3%
Return on equity                                  -5.5%  -2.4%        7.0%
Equity ratio                                        74%    75%         77%
Shareholders' equity per share, diluted, SEK      58.59  58.81       64.34
No. of shares, thousands                          9,750  9,750       9,750
No. of shares, end of period, diluted, thousands  9,758  9,788       9,794
No. of shares, average, diluted, thousands        9,750  9,750       9,787

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer